Mail Stop 4561
via fax (805) 484-8855

January 30, 2007

Charles C. Best
Chief Financial Officer
Interlink Electronics, Inc.
546 Flynn Road
Camarillo, CA 93012

   Re: **Interlink Electronics, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2005
     Form 8-K Filed December 22, 2006
     File No. 000-21858

Dear Mr. Best:

   We have reviewed your response letter dated January 9, 2007 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed July 24, 2006

Item 9A. Controls and Procedures, page 46

1. We note that management and your independent auditors concluded that the Company's system of internal control over financial reporting was ineffective as of December 31, 2005 due to the identification of material weaknesses related to (a) closing and financial reporting procedures, (b) inventory management, (c) measurement of stock-based compensation and (d) the financial control environment as a whole. Your disclosure in the Company's 10-K as well as in your subsequent Forms 10-Q indicate that your are developing and implementing

revised control procedures in each of these areas, which management believes will remediate these material weaknesses. To the extent that the Company made changes to its internal control over financial reporting during the fiscal quarters ended December 31, 2005, March 31, 2005, June 30, 2006 and September 30, 2006, please revise the reports to include a clear statement that changes have been made and include a materially complete description of the changes to the Company's internal control over financial reporting in each period, including the party or parties responsible for creating and implementing each initiative. If no changes were made to the company's internal control over financial reporting during any particular fiscal quarter, please disclose. You should also disclose whether the company believes that the material weaknesses still exists at the end of the period covered by the report. Further, elaborate on the time frame in which these initiatives and procedures will be implemented. Please revise accordingly.

2.   We note your disclosures in the Company's Forms 10-Q that "[o]ther than as discussed above, there was no change in the Company's internal control over financial reporting during the last fiscal quarter that materially affected, or is likely to materially affect our internal control over financial reporting." Revise to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Report of Independent Registered Public Accounting Firm, page 28

3.   Please refer to comment 1 in our letter dated December 11, 2006. We have reviewed your response and believe that you should amend your 2005 Annual Report to include an audit opinion that references the footnote describing the restatement. Please revise accordingly.

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-7

4.   Please refer to comment 2 in our letter dated December 11, 2006. We have reviewed your response which includes your consideration of certain indicators supporting your assertion that the software component of your e-Pad products is incidental. Under the first indicator, "Whether the software is a significant focus of the marketing effort or is sold separately," you state that your marketing efforts to date have been based on selling the entire e-Pad solution and not the hardware or software components separately and that the embedded software has not been designed with an intent to be sold separately and has not historically been sold separately. However, in your response under the second indicator, "Whether the Company provides post-contract support," you state that you plan to sell separate

software products and have sold such software products on very few occasions and have accounted for such sales in accordance with SOP 97-2. Furthermore, your website provides marketing for your Integrisign Signature Software to be sold separately. Help us understand the inconsistencies in your response that such software is not sold or marketed separately when it appears that it is and why you continue to believe that the first indicator supports your assessment that such software is incidental to your e-Pad products.

5.   We also note in your response that under the second indicator, "Whether the Company provides post-contract support," you state that you provide telephone support, unspecified upgrade rights to the software on a when-and-if available basis, and software updates and patches/bug fixes to your software. Although you state that you have a policy of not supplying post contract support for your product beyond the minimal and basic level and that you do not have a history of releasing upgrades that provide significant, additional functionality, the fact that you provide such rights to your customers does not appear to support your assertion that the software portion of the bundled product is incidental to the overall product. Help us understand why you continue to believe that you have met the criteria of not providing post-contract customer support when it appears that your customers do have post-contract rights, as evidenced by a license agreement that supports the fact that the software is more than incidental to your e-pad products.

Form 8-K filed December 22, 2006

6.   We believe the non-GAAP operating statement columnar format appearing in your 8-K filed on December 22, 2206 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Other

7.   We note your disclosures in the Company's response letter where you indicate, "The Company hereby acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (b) comments by the

Commission staff, or changes to the Company's disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the Filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States." Please be advised that a letter signed by counsel would not satisfy the requirement of this comment. As a result, please provide these acknowledgments, in writing, that includes a signature of a representative of the Company.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, Senior Staff Accountant at (202) 551-6406 or the undersigned at (202) 551-3399 if you have questions regarding comments on the financial statements and related matters.

Very truly yours,

Kathleen Collins
Accounting Branch Chief